Mail Stop 6010   August 1, 2007

Yiqing Wan, Chief Executive Officer
Benda Pharmaceutical, Inc.
Room 13-16, Floor 25, Yangguang Xin Tandi Building
No. 231 Xin Hua Road, Jianghan District
Wuhan, Hubeei, PRC, 430015

> **Re: Benda Pharmaceutical, Inc.**
> **Registration Statement on Form SB-2**
> **Filed July 5, 2007**
> **File No. 333-143633**

Dear Mr. Wan:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

General

1. Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. In instances where you have included a graphic representation of a product candidate that has not yet received FDA approval, you should specifically state that the product is not FDA approved. Please note we may have comments regarding these materials.

2.   Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

3.   It appears that WallSt.net's July 26, 2007 interview with Eric Yu may be considered a free writing prospectus. Please file a transcript of the interview by August 1, 2007 or provide us with your analysis supporting your determination that you are not required to file the free writing prospectus.

4.   We note that your website includes information that is not included in your prospectus, including but not limited to your financial projections for 2008. Please revise your prospectus in include this information. You should also include all assumptions that your projections are based on and sources for market and industry information. Alternatively, remove these items from your website. Additionally, you have stated on your website that the forward looking statements are protected by the safe harbor. As you are a penny stock company, the safe harbor is not available. Please refrain from stating that your forward looking statements fall within the safe harbor.

5.   We note that the selling shareholders are selling the shares of common stock at prevailing market prices or privately negotiated transactions. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering, and the selling security holders, the transaction appears to be a primary offering. It appears that you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4) and the selling shareholders must set a price at which the shares will be offered.

If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

- The number of selling shareholders and the percentage of the overall offering made by each shareholder;
- The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;
- The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;
- Any relationship among the selling shareholders;
- The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that are returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

- The discount at which the selling shareholders will purchase the common stock underlying the convertible securities (or any related security, such as a warrant or option) upon conversion or exercise; and
- Whether or not any of the selling shareholders is in the business of buying and selling securities.

Facing Page

6. Please revise the facing page to include your agent for service in Delaware.

7. Revise to disclose when the 7,890,349 shares of common stock were issued.

Our Company, page 2

8. Please expand the discussion in the second paragraph to indicate when Benda Ebei, Jiangling Benda, Yidu Benda, Beijing Shusai, and Shenzhen SiBiono were formed.

9. Please define the term "high value, branded medicines…."

10. Please state whether the prices, revenues and income referred to in the prospectus are stated in United States dollars.

Share Exchange Transaction, page 2

11. Please expand the discussion to identify Applied Spectrum.

Recent Financing, page 3

12. Please revise to disclose that the warrants have full ratchet anti-dilution protection. Additionally, revise the discussion of the warrants on page 26 to describe these provisions, including how the exercise price and the number of shares may be affected. To the extent that these provisions present a potential risk, please consider including risk factor disclosure.

Shenzhen SiBiono GeneTech Co., Ltd., page 3

13. Please update the disclosure to indicate whether and when the RMB60,000,000 was paid. Please provide similar disclosure for the payments due Yaojin Wang and Huimin Zhang.

14. Please disclose the value of the 2,100,000 shares to be issued pursuant to the Financial Consultancy Agreement. Provide similar information about the shares issued pursuant to the Technical Consultancy Agreement.

15. The discussion pertaining to the agreement with Super Pioneer and Messrs. Wang and Zhang refers to a public trading price of "$3.6 per share." If you intended to use the price $3.60, please revise the relative discussion accordingly and/or include the price called for by the agreements.

16. Please disclose the public trading price on the date of the Financial Consultancy Agreement and the Technical Consultancy Agreement and at the end of the three month period.

Contact Information, page 4

17. Since you are a Delaware corporation, please include contact information for your agent for service in Delaware.

Risk Factors – General

18. Please consider including a risk factor addressing your obligation to repurchase shares of common stock at a price of $3.60 if the market price of the common stock is less than $3.60 at the end of a 3 month period. The risk factor discussion should disclose when the three month period ends, the market price of the common stock as of the end of the three month period or the most recent date practicable and the aggregate amount you may be required to pay.

"We need to manage growth in operations…," page 5

19. Please revise to provide information about your planned growth activities and explain the activities that must be done to manage this growth.

"We cannot assure you that our acquisition growth strategy will be successful…," page 5

20. Please revise to more specifically describe the potential negative effects on your growth, future financial condition, results of operations or cash flows.

"We currently do not maintain any insurance …," page 6

21. Your risk factor heading states that you do not have insurance and the discussion refers to damage not covered by insurance. Please revise the discussion to clarify that you do not have any insurance and no damages would be covered by insurance.

"We have previously had an explosion at our Yidu plant…," page 5

22. We note the discussion in the following risk factor concerning the absence of property insurance. Please clarify whether you have insurance for injuries to and/or death of your employees.

"If we are not able to implement our strategies…," page 6

23. This risk is similar to the first three risk factors and should be combined.

24. Additionally, your revised disclosure should describe the circumstances, bases, assumptions, risks, uncertainties, strategies and objectives that you refer to.

"If we need additional capital…," page 6

25. To the extent practicable, please quantify the risk. For example, how much do you anticipate you will need for plant expansion and new equipment and when will you need it?

"Jiangling Benda and Yidu Benda currently are entitled to a beneficial tax exemption…," page 6

26. Please expand the discussion to place the risk in context. For example, when did the two year period begin and what is the extent of the potential tax contingency?

"We may have difficulty defending our intellectual property rights…," page 7

27. Please expand the discussion to clarify the extent of the potential risk. For example, what percentage of your product sales are made in PRC? In addition, have you brought any claims for infringement or had any such claims filed against you? If so, please provide additional disclosure.

28. Please explain the meaning of "SFDA" the first time it is used. Additionally, we note your statement on page 29 that it is analogous to the FDA. Please tell us how you have determined that it is analogous. According to some articles, the drug approval process in China is less rigorous than in the United States. If this information is accurate, then the statement that the SFDA is analogous to the FDA should be revised to clarify.

"We depend on the supply of raw materials, and any adverse changes in such intense competition…," page 7

29. To the extent you rely on any sole source supplier, identify the supplier and the products that are dependent on raw materials from that supplier. If you are substantially dependent on these products, and therefore these suppliers, you should file any supplier agreements with them and disclose the material terms of the agreements. If you have no such agreements with these parties, disclose that you do not have any agreements with them.

"Our products and the processes could expose us to substantial product liability…," page 7

30. Please indicate whether you have insurance for potential product liability and the extent of such coverage, if any.

31. To the extent that the approval process is less rigorous in China than the US, please consider whether the less rigorous process presents a risk.

"We depend on our key management personnel…." – page 7

32. Please discuss the extent to which you have employment agreements with your chairman, vice president of operations, and vice president of technology.

33. Please briefly describe the material term and termination provisions of your employment contracts, if any, with these key executives.

34. To the extent you have experienced problems attracting and retaining key executives and scientists in the recent past, please revise the discussion to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

"We may never pay dividends to shareholders." Page 8

35. Please expand the discussion to explain why non-payment of dividends may be a risk to shareholders.

<u>"Management exercises significant control over matters requiring shareholder approval…," page 8</u>

36. We note your statements that Mr. Yiqing Wan and Ms. Wei Xu each have voting power equal to approximately 24% of your voting securities and that management has combined voting power equal to 48% of your voting securities. However, on page 24, you state that all the officers and directors as a group beneficially own 31.23% of the securities. These statements appear inconsistent. Please advise or revise.

<u>"International operations require us to comply with a number of United States and international regulations…," page 8</u>

37. Please state whether you believe you are currently in compliance with such regulations.

<u>"We may have difficulty raising necessary capital…," page 9</u>

38. The discussion in this section appears to be similar to the risk discussed under "If we need additional capital to fund our growing operations…." Please consider combining the two risk factors.

<u>"The recent nature and uncertain application of many PRC laws…," page 10</u>

39. Please expand the discussion to describe how PRC laws and regulations may impact your operations. In what ways may your operations be affected since you are not a domestic corporation?

<u>"Recent PRC regulations relating to the establishment of offshore special purpose companies…," page 11</u>

40. Please revise to explain the term "SAFE."

41. Please explain how the PRC regulations and/or non-compliance with these regulations may affect non-PRC residents.

<u>"Currency conversion and exchange rate volatility…," page 11</u>

42. Please describe the restrictions on converting Renminbi into foreign currencies.

"We may be subject tot eh penny stock rules…, " page 13

43. As your stock is currently trading below $5.00, please revise your disclosure to state that you are subject to the penny stock rules, rather than state that you may be subject to them.

"The shares of common stock and the shares of common stock underlying the warrants…," page 13

44. If this registration statement goes effective, the shares will no longer be restricted. Therefore, it is unclear why you have included this risk factor.

The offering price bears no relationship to our assets…, " page 13

45. As you are registering the resale of shares that are outstanding and shares to be issued on the exercise of warrants and conversion of notes, this risk factor does not appear to apply to your offering. Please delete the risk factor or explain its significance in the context of this registration statement. Similarly, revise "There can be no assurance that the price of our shares of common stock will meet or exceed the exercise price…"

Selling Security Holders, page 15

General

46. For each non-natural person identified as a selling shareholder, provide the identity of the natural person with voting and investment control.

47. To the extent that any of the selling shareholders are broker dealers, please revise to identify them as underwriters. If any of the selling shareholders are affiliates of broker dealers, please include representations that they purchased the shares in the ordinary course of business and that they do not have plans to distribute the securities. If the selling shareholders are unable to make these representations, they should be identified as underwriters.

48. The remaining comments under "Selling Security Holders" request that you revise your filing to provide additional disclosure about the selling security holders or the transaction or transactions in which they purchased the registrant's securities. We will consider your supplemental explanation if you believe a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Dollar value of underlying securities

49. Please provide the total dollar value of the securities underlying the convertible promissory notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible promissory notes).

Payments to the investor and affiliates

50. Please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible promissory notes in this disclosure.

51. Further, please provide disclosure of the net proceeds to the issuer from the sale of the convertible promissory notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible promissory notes.

Potential profits on conversion

52. Please provide tabular disclosure of:
- the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible promissory notes, presented in a table with the following information disclosed separately [in this comment, the reference to "securities underlying the convertible promissory notes" means the securities underlying the note that may be received by the persons identified as selling shareholders]:
  - the market price per share of the securities underlying the convertible promissory notes on the date of the sale of the convertible promissory notes;
  - the conversion price per share of the underlying securities on the date of the sale of the convertible promissory notes, calculated as follows:
    - if the conversion price per share is set at a fixed price, use the price per share established in the convertible promissory notes; and
    - if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible promissory note and determine the conversion price per share as of that date;

- the total possible shares underlying the convertible promissory notes (assuming no interest payments and complete conversion throughout the term of the note);
- the combined market price of the total number of shares underlying the convertible promissory notes, calculated by using the market price per share on the date of the sale of the convertible promissory notes and the total possible shares underlying the convertible promissory notes;
- the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible promissory notes calculated by using the conversion price on the date of the sale of the convertible promissory notes and the total possible number of shares the selling shareholders may receive; and
- the total possible discount to the market price as of the date of the sale of the convertible promissory notes, calculated by subtracting the total conversion price on the date of the sale of the convertible promissory notes from the combined market price of the total number of shares underlying the convertible promissory notes on that date.

53. If there are provisions in the convertible promissory notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Total potential profit from other securities

54. Please provide tabular disclosure of:
- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:
  - market price per share of the underlying securities on the date of the sale of that other security;
  - the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:
    - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and
    - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;
  - the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;
- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and
- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

<u>Comparison of issuer proceeds to potential investor profit</u>

55. Please provide tabular disclosure of:
- the gross proceeds paid or payable to the issuer in the convertible promissory notes transaction;
- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 29;
- the resulting net proceeds to the issuer; and
- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible promissory notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comments 29 and 30.

56. Further, please provide – as a percentage – of the total amount of all possible payments as disclosed in response to Comment 29 and the total possible discount to the market price of the shares underlying the convertible promissory notes as disclosed in response to Comment 30 divided by the net proceeds to the issuer from the sale of the convertible promissory notes, as well as the amount of that resulting percentage averaged over the term of the convertible promissory notes.

<u>Prior transactions between the issuer and the selling shareholders</u>

57. Please provide tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:
- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;
- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;
- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;
- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;
- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and
- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Comparison of registered shares to outstanding shares

58. Please provide tabular disclosure comparing:

- the number of shares outstanding prior to the convertible promissory notes transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;
- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;
- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;
- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and
- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

The issuer's intention and ability to make all promissory note payments and the presence or absence of short selling by the selling shareholders

59. Please provide the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

- whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:
  - the date on which each such selling shareholder entered into that short position; and
  - the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible promissory note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible promissory note transaction, before the filing or after the filing of the registration statement, etc.).
  -

Relationships between the issuer and selling shareholders

60. Please provide:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible promissory notes; and
- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible promissory notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

The method by which the number of registered shares was determined

61. Please provide a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Security Holders" section of the prospectus.

Officers and Directors, page 21

62. Briefly describe the specific business experience for the past five years for Messrs. Wan, Micek, Gu, Long, Song, and Wu. The disclosure should include applicable dates.

63. Please revise to reference the beginning of each person's appointment with an actual date, rather than referring to the "Closing."

Conflicts of Interest, page 23

64. Please revise to describe any present conflicts of interest.

Security Ownership pf Certain Beneficial Owners and Management, page 24

65. As Yiqing Wan and Wei Xu own XIA Pharmaceutical, they are the beneficial owners of the shares held by XIA. The table should indicate that they are also beneficial owners of the shares held by XIA.

Description of Securities, page 25

66. We note the reference to convertible debentures in the discussion under "Registration rights." Please revise your description of securities to include your convertible promissory notes and convertible debentures. In addition, please file these instruments as exhibits.

67. With respect to the discussion of the convertible promissory note, please include a discussion of the "Make Good Agreement" referred to in footnote 14 on page F-13. In addition, consideration should be given to the inclusion of a risk factor describing the "Make Good Agreement." We may have additional comments.

68. Please revise the discussion of your warrants to describe the full ratchet anti-dilution provisions. The discussion should explain how the exercise price and the number of shares issuable on exercise of warrants may be affected by a sale of common stock.

History and Recent Developments, page 28

69. Please expand your discussion to include the acquisition of Benda Pharmaceutical.

70. We note your disclosure that Norwood Venture sold shares of your company to KI Equity Partners and that Timothy Keating is the majority member of Keating Investments which is the managing member of KI Equity Partners. Additionally, we note your statement that Kevin Keating is not affiliated with Keating Investments, KI Equity Partners or Keating Securities. The significance of Kevin Keating to your company is not clear. Please explain the affiliation between you and Kevin Keating.

Business, page 29

71. You have disclosed information about products produced by Yidu Benda and Jiangling Benda for use in other products produced by Benda for 2004 and 2005. Please revise to provide the same information for 2006.

72. Please clarify whether your Jiangling and Yidu facilities have GMP certification and the significance to your operations if your lose such certification.

73. Please eliminate the use of footnotes and include the information in the text of the filing.

74. We note the reference to the designation as a High and New Technology Enterprise. We also note the designation expired July 6, 2007. Has the designation been renewed? Does this have any effect on the government support and incentives you receive?

75. Please update the status of your Jiangling facility.

76. We note your statement concerning an analogy between the FDA and SFDA. Does the SFDA regulate your cancer and diabetes drugs and, if so, in what ways does SFDA regulation differ from that of the FDA? For example, if the SFDA approves a drug, can such an approval be utilized to obtain FDA approval for the same drug? To the extent there are differences between the regulatory process for conventional medicines and Traditional Chinese Medicines, please explain the differences in these processes. Also, explain how it is determined whether a medicine is a Traditional Chinese Medicine.

77. Please expand the business section to include a detailed discussion of the PRC regulatory regime for your business and specifically the procedures and process, if any, for government approval prior to the sale of your products to the public.

Benda Ebei Products, page 34

78. Please provide the basis for the statement the analgesic effect of nefopam hydrochloride, that the drug is non-addictive, and has no known side-effects. We may have additional comments.

79. Additionally, provide more information about the pharmacological experiment. Was this experiment similar to clinical trials required by the FDA in order to receive FDA approval in the US? To the extent that there are any set standards to these types of pharmacological experiments, please describe them and identify the party that sets these standards. If there are no such industry standards, disclose this information.

Yidu Benda Products, page 34

80. What do you mean Pfizer has been an indirect customer for TAA since 2004? What is the dollar amount of Pfizer's purchases? We may have additional comments.

81. Please update the discussion of the status of your Yidu Benda plant.

Marketing and Distribution Methods of Products and Services, page 35

82. We note your reference to the payment of "kick-backs" paid to doctors. Please explain how such activity complies with the requirements of the FCPA. In this regard, we note your risk factor pertaining to compliance with the Foreign Corrupt Practices Act. We may have additional comments.

Status of Publicly Announced New Products/Services, page 37

83. We note that you are awaiting SFDA approval of Yan Long Anti-cancer liquid. Please explain whether this means that all required clinical trials, if any, have been completed.

84. We note your that you expect 1000mg:2.5mlVitamin C Injection vial approval by the end of 2006. Please update this information. Additionally, if you have not yet received approval and have a revised expected approval date, please tell us the basis for your expectation.

85. Please explain the significance of achieving state acceptance and of a filing being completed at the provincial bureau level.

New Branded Medicines, page 38

86. Footnote 3 in the table appears to relate to Pharyngitis Killer Therapy. However, the disclosure included in footnote 3 appears to apply to Yanlong Anti-cancer oral liquid. Similarly, the reference to footnote 4 and the disclosure in footnote 4 appear to relate to different products. Please revise accordingly.

87. Please explain the meaning of "7+7 years."

88. Please disclose the facility you are referring to in footnote 5. Additionally, your disclosure implies that GMP certification will be immediate as soon as the facility is complete. Will the facility be subject to an inspection? It does not appear appropriate to assume that the facility will immediately pass inspection. Please advise or revise.

89. We note your statement that the approval process for new medicines has ceased since November 2006 except for the first class new medicines. Please consider whether risk factor disclose is appropriate. Additionally, explain the term "first class new medicines."

90. We note your statement that pharyngitis killer therapy "cures" a wide range of upper respiratory tract infections. Please tell us whether this conclusion is based on empirical evidence or anecdotal evidence. To the extent that you conducted clinical trials, please describe these trials and the results of the trials.

91. Provide the basis for your statement that the oral liquid taken alone has a success rate of up to 80% and if accompanied by further treatment, success rates of up to 98% can be achieved.

Planned Pharyngitis Clinics as of December 31, 2006, page 40

92. Please update the status of the openings of your clinics.

93. We note your disclosure that contracts relating to the Beijing Xuwan Hospital and Henan Xin Hua Hospital have been signed. Are these franchising contracts or contracts with the host hospital?

Qiweiben Capsule (alleviates symptoms of diabetes), page 40

94. Please explain whether your statements that this product alleviates the symptoms of diabetes is based on empirical evidence or anecdotal evidence. We note your disclosure that pilot studies were conducted in 2001. Please explain how these pilot studies were conducted.

95. Additionally, disclose that SFDA approval was not required.

96. Please file your agreement with Shandong Leaf Pharmaceutical Co. or explain why you believe you are not required to file this agreement as an exhibit to the registration statement.

97. Please revise your disclosure to disclose how many qiweiben production facilities you are building, where they are located and, if necessary, update the disclosure that you expect them to be read in August 2007.

Yan Long Anti-cancer Oral Liquid, page 41

98. Please disclose whether this product is a conventional or traditional Chinese medicine.

99. Additionally, provide your basis for the statement that Yan Long Anti-cancer Oral Liquid is effective against the identified cancers. To the extent that the statement is based on clinical trials, please describe the trials.

100.   Please file the agreement with Dr. Yan Li as an exhibit to the registration statement or explain why you believe you are not required to file the agreement as an exhibit.

101.   Please update your disclosure that your production facilities will be ready by July 2007.

102.   Provide the basis for your statement that achieving your production targets would likely make you the leading domestic producer of GCLE.

103.   Please update the disclosure related to the improvements to your Yidu plant.

Industry and Competitive Factors, page 42

104.   Please provide the sources of your statements that China is the 9th largest and fastest growing pharmaceutical market in the world and the statements regarding per capita spending.

105.   We note your reference to IMH Health, Inc., Boston Consulting Group and McKinsey & Co. Were any of these reports prepared on your behalf? If you hired these firms to conduct this research, please file their consents as exhibits to the registration statement.

106.   We note your statement that your Jiangling Benda manufacturing facilities will be GMP compliant by July 2007. Please provide updated information. Additionally, it is not clear how you can predict the granting of a GMP certification. Please explain.

107. Please update the discussion concerning the status of the FDA certification process for one of your API's. In addition, please describe how the API will be utilized.

108.   Additionally, given the fact that you have not received FDA approval, explain the basis of your statement that you expect to begin exporting this product to the US in 2007.

Raw materials and principal suppliers, page 43

109. If you are substantially dependent upon these suppliers, you should file the agreements as exhibits and describe the material terms of the agreements in the business section. If you believe you are not substantially dependent upon these parties, please provide with an analysis supporting this determination, including a discussion of the number of suppliers for these products. If there are a limited number, discuss the potential adverse impact this could have on your future operations.

Our Intellectual Property, page 43

110.   Please identify all material patents, the products the patent relates to and disclose when each expires.

Research and Development Activities During the Prior Two Fiscal Years, page 44

111.   To the extent that any of your agreements with the identified universities and institutes are material, they should be filed as exhibits and the material terms should be disclosed. Please revise accordingly. If you have determined that none of these agreements are material, provide us with an analysis supporting your determination and state in your filing that none of these agreements are material.

Compliance with environmental law, page 44

112. Please include a discussion of the costs of compliance with environment regulations. In addition, please update the discussion of the status of your Yidu Benda plant.

Business of SiBiono, page 45

113.   Please explain the basis for your statement that Gendicine is the first ever commercialized gene therapy product approved in the world by a government agency.

114.   Additionally, disclose China's lack of regulatory obstacles in conducting gene therapy trials and consider whether the lack of regulation presents a liability risk that should be discussed in the risk factor section.

115.   The significance of the national and provincial research and development projects, such as "National 863 Plan," "National 973 Plan," etc. is unclear. Please explain.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

116.   As a penny stock company, the safe harbor for forward looking statements is not available to you. Please revise to delete the references to Sections 27A of the 1933 Act and 21E of the 1934 Act or revise to clarify that the safe harbor does not apply to your forward looking statements.

Certain Relationships and Related Transactions, page 57

117. We note you have not included a discussion of the related transactions referred to in footnote 12 to the financial statements on page F-12. Please advise or revise.

118.   Please explain how Mark Littell and Norwood are affiliated with you.

Executive compensation, page 61

119. Please expand the discussion to describe the specific details of the employment agreements. For example, the discussion of the employment agreements on page 22 indicates the salary and bonus to be paid for the next three or five years is set forth in the compensation table. However, no bonus is indicated in the table. Also, will the level of compensation paid to these individuals remain the same during the term of the agreements?

120. The summary compensation table includes a reference to footnote (5), however there does not appear to be a footnote (5). Please advise or revise.

121. The introductory paragraph describing the summary compensation table indicates that in addition to the registrant's president, the table includes the most highly compensated executives whose annual salary and bonus exceeded $100,000. We note however, that the

table reflects that none of the individuals listed received such an amount of salary and bonus. Please advise or revise.

122. In view of the preceding comment and the requirements of Item 402 (c) of Regulation S-B, please consider whether you should include a narrative disclosure to the summary compensation table.

Signatures

123. The registration statement should also be signed by the registrant's controller or principal accounting officer. Any person who occupies more than one of the specified positions required to sign the registration statement should indicate each capacity in which the registration statement is signed. See instructions 1 and 2 to signatures to Form SB-2.

Accounting Comments

General

124.   For each of the comments addressed below, please revise both your March 31, 2007 and December 31, 2006 financial statements accordingly, as applicable.

Management's Discussion and Analysis

125.   Explain the $530,571 of other expense in 2006.

Critical Accounting Policies, page 51
Revenue Recognition, page 51

126.   It appears that you have merely selected certain accounting policies and repeated those policies here. The intent of identifying critical policies is to identify those that require material assumptions and estimates which if different assumptions and estimates were made would materially affect the financial statements. Revise this disclosure accordingly. For example, we note you identify revenue recognition as a critical policy. Explain how this policy requires significant estimates. If you believe this is a critical policy expand the disclosure for this policy and all other identified policies to quantify the effect on the financial statements of changes in estimates in each year presented or explicitly state that changes in estimates were not material. If material changes in estimate have been recognized, fully explain the new information that became available and why that information could not be anticipated at the date the original estimate was made.

Liquidity and Capital Resources, page 54

127. Please disclose here or elsewhere in the filing the cost incurred and the estimated cost to complete the improvement of your waste water treatment systems related to the shut down of Yidu Benda plant and the upgrades and renovations to the Jiangling Benda facility to secure GMP certification.

128. Accounts receivable appears to be increasing at a faster rate than sales. Disclose why you believe your accounts receivable is collectible at March 31, 2007 and December 31, 2006 and consider additional disclosure regarding the trend, the reasons for the trend, and the expected effect on your results of operations, liquidity and cash flow from operations. Disclose your standard credit terms and explain why days' sales in accounts receivable exceeds the credit terms if true.

129. Your discussion of cash used in operations merely recites amounts appearing on the statement of cash flows. Revise the disclosure to explain the underlying reasons for the fluctuations. Explain why cash flows related to inventory fluctuate so much in all periods presented.

Financial Statements

130. Have your auditors confirm to us that they traveled to China as part of the audit, or, if they did not travel to China, have them explain to us how they completed the audit without traveling to China.

131. Revise the Statement of Stockholders' Equity to present each item netted in the $540,905 separately.

132. Disclose on page F-7 to the audited financial statements how the $2,298,434 consideration was allocated.

133. Revise the balance sheet caption "Receivables, net" to "Trade Receivables, net" if accurate. Report any receivables other than trade receivables separately.

134. Explain in the disclosure why minority interest on the cash flow statement is not the same amount as minority interest on the statement of operations.

135.   Disclose on page F-11 the amount of exchange gains and losses recognized as required by paragraph 30 of FAS 52.

136.   Disclosure on page F-17 discusses the Make Good Agreement. In the paragraph beginning "Pursuant to Make Good Agreement…" $15 million shares is disclosed. Clarify if this should be 15 million shares not $15 million shares.

Consolidated Statements of Operations
For the period ended March 31, 2007 and 2006, page F-4 and
the year ended December 31, 2006 and 2005, page F-3

137.   Please explain to us why you include a line item called "Gross profit" when this appears to exclude certain items such as amortization that might be considered "Cost of goods sold." We believe amortization of intangible assets related to acquired developed products should be included in cost of goods sold.

Recent Accounting Pronouncements, page F-9

138.   FIN 48 is effective as of the beginning of the Company's 2007 fiscal year. Please explain why the company is "currently evaluating the impact that adopting FIN 48 will have on its financial statements" for the period ended March 31, 2007 or revise accordingly.

Note 10. Pension and Employment Liabilities, page F-11

139.   Please disclose the amounts contributed to the state sponsored retirement plan for all periods presented.

Note 12. Related Party Transactions, page F-12

140.   Please clarify what you mean by "the overall net impact on the relative party transactions was always negative. In other words, the related parties lend money to the companies within the group during the reported period ended March 31, 2007 and December 31, 2006." Disclose amounts from the cash flow statement that support your statement.

Note 14. Long Term Convertible Promissory Note, page F-13

141.   Disclose the fair value of the debt and warrants and the amount recognized for each. Also disclose the amount of the debt discount recognized and the price of your common stock on the measurement date.

142.   Please explain your basis for recording the warrants with an entry to additional paid in capital. It appears that the registration rights agreement requires you to deliver registered shares upon exercise of your warrants. Refer to paragraphs 14 – 18 of EITF 00-19, which discuss the accounting treatment when a contract is not permitted to be settled in unregistered shares. It appears the warrants may be required to be classified as a liability under EITF 00-19 at fair value, with changes in fair value recorded in earnings (similar to a derivative under SFAS 133). Also explain how you analyzed the Performance Threshold in accounting for that feature.

143.   The EITF deliberated the impact of liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4 *The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19.*   Disclose the effect that FASB Staff Position No. EITF 00-19-2 had on your financial statements. Please also refer to the Division of Corporation Finance "Current Accounting and Disclosure Issues" Section II(B) - Classification and Measurement of Warrants and Embedded Conversion Features (New).

Note 17. Segment Information, page F-14

144.   Please provide revenues by distinct product or classes of products as required by paragraph 37 of SFAS 131.

145.   In addition, please disclose total assets by reportable segment as required by paragraph 27 of FAS 131 and a reconciliation of the segments assets to total assets as required by paragraph 32 (c) of FAS 131.

146.   Refer to your statement "there were changes in segment assets, basis or segmentation or the way in which segment profit was measured for the quarter ended March 31, 2007 and 2006." Please provide a description of differences from the last annual report in the basis of segmentation or in the basis of measurement of segment profit or loss. Refer to paragraph 33 (e) of FAS 131.

Note 14. Other General and Administrative

147.   Disclose the amounts for 2005 in addition to the amounts for 2006.

Amended Form 8-K filed June 15, 2007 and June 18, 2007

Management's Discussion and Analysis or Plan of Operations of Shenzhen Sibiono Genetech Co.,
Ltd.,
Quarter ended March 31, 2007 compared to March 31, 2006
Research and Development Expense

148.   Please disclose the factors that led to the decrease of 20% in research and
development expense from the quarter ended March 31, 2007 from March 31, 2006.

Year ended December 31, 2006 compared to December 31, 2005
Net Revenue

149.   You state that the increase in net revenues was attributable to the company
promoting its product using sales discount of 25% in 2006. Please tell us how you
accounted for this discount. Confirm whether or not you continue to provide these
discounts. Quantify the total amount of discounts provided in 2006 and 2005. Tell us why
additional disclosure is not required.

Exhibit 99.1

Statements of Operations

150.   Please explain to us why you include a line item called "Gross profit" when this
appears to exclude certain items such as amortization that might be considered "Cost of
goods sold."

Recent Accounting Pronouncements

151.   FIN 48 is effective as of the beginning of the Company's 2007 fiscal year. Please
explain why the company is "currently evaluating the impact that adopting FIN 48 will have
on its financial statements" for the period ended March 31, 2007 or revise accordingly.

Exhibits 99.2 and 99.3

152.   Please explain your basis for recording the warrants with an entry to additional paid in capital. It appears that the registration rights agreement requires you to deliver registered shares upon exercise of your warrants. Refer to paragraphs 14 – 18 of EITF 00-19, which discuss the accounting treatment when a contract is not permitted to be settled in unregistered shares. It appears the warrants may be required to be classified as a liability under EITF 00-19 at fair value, with changes in fair value recorded in earnings (similar to a derivative under SFAS 133).

153.   The EITF deliberated the impact of liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4 *The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19.*   Disclose the effect that FASB Staff Position No. EITF 00-19-2 had on your financial statements. Please also refer to the Division of Corporation Finance "Current Accounting and Disclosure Issues" Section II(B) - Classification and Measurement of Warrants and Embedded Conversion Features (New).

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sasha Parikh at (202) 551-3627 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551- 3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Richard I. Anslow, Esq.
     Anslow & Jaclin, LLP
     195 Route 9 South, Suite 204
     Manaplan, New Jersey 07726